UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
UNITED REFINING ENERGY CORP.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
911360105
(CUSIP Number)
OCTOBER 24, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	911360105	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,808,516

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,808,516

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,808,516

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON**

OO

CUSIP No.	911360105	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC 13-3532932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON**

OO, BD
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	911360105	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC 13-3804139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,808,516

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,808,516

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,808,516

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	911360105	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,808,516

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,808,516

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,808,516

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON **

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	911360105	Page	6	of	11 Pages
Explanatory Note:
This amendment is being filed to (i) report the transfer of 3,808,516 shares held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is a wholly-owned subsidiary of the same entity, as a result of which Integrated Core Strategies may be deemed to beneficially own those shares of Common Stock and (ii) to report other changes as set forth in this filing. See Item 4 for a description of these entities.
Item 1.
(a)	Name of Issuer

United Refining Energy Corp., a Delaware corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

823 Eleventh Avenue
New York, New York 10019
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d)	Title of Class of Securities

common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number

911360105
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No.	911360105	Page	7	of	11 Pages

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned
          As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) may be deemed to be the beneficial owner of 3,808,516 shares of Common Stock. Integrated Core Strategies also holds 3,783,660 warrants of the Company (“Warrants”). Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $7.00. Each Warrant will become exercisable on the later of the Company’s completion of a business combination and December 11, 2008, and will expire on December 11, 2011, or earlier upon redemption. In certain cases, the Warrants and Common Stock are part of the Company’s units.
          Also, as of the date of this filing Millenco LLC, a Delaware limited liability company (“Millenco”) (formerly known as Millenco, L.P.) has ceased to be the beneficial owner of any shares of Common Stock.
          Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment over securities owned by Integrated Core Strategies. Millennium Management is also the manager of Millenco, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management.

CUSIP No.	911360105	Page	8	of	11 Pages
The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group or Mr. Englander as to beneficial ownership of the securities owned by Millenco or Integrated Core Strategies.
(b)	Percent of Class
          6.8% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 56,250,000 shares of Common Stock outstanding as of July 14, 2008, as reported by the Company on its Form 10-Q, dated July 31, 2008.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

- 0 -

(ii)	Shared power to vote or to direct the vote

3,808,516

(iii)	Sole power to dispose or to direct the disposition of

- 0 -

(iv)	Shared power to dispose or to direct the disposition of

3,808,516
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑. See Item 4(a).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          See Exhibit I.
Item 9. Notice of Dissolution of Group
          Not applicable.
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	911360105	Page	9	of	11 Pages
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 3, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	911360105	Page	10	of	11 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 3, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP
its managing member

By:	Millennium Management LLC
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney filed with SEC on June 6, 2005

Israel A. Englander

CUSIP No.	911360105	Page	11	of	11 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of United Refining Energy Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 3, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP
its managing member

By:	Millennium Management LLC
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney filed with SEC on June 6, 2005 Israel A. Englander